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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2005	Commission File Number: 333-124186

HUDSON BAY MINING AND SMELTING CO., LIMITED
(Name of Registrant)

201 Portage Avenue, Suite 1906
Winnipeg, Manitoba
Canada R3B 3L3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDSON BAY MINING AND SMELTING CO., LIMITED
Date: May 4, 2005	By:	/s/ BRIAN DONALD GORDON Name: Brian Donald Gordon Title: Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Material Change Report dated April 23, 2005

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SIGNATURES
EXHIBIT INDEX